SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

Illumina, Inc.

(Name of Subject Company)

Illumina, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

452327109

(CUSIP Number of Class of Securities)

Christian G. Cabou

Senior Vice President & General Counsel

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

(858) 202-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Frederick W. Kanner

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-7300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Illumina, Inc., a Delaware corporation (“Illumina”), with the Securities and Exchange Commission (“SEC”) on February 7, 2012, relating to the tender offer by CKH Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), to purchase all outstanding shares of Illumina common stock, par value $0.01 per share, together with the associated preferred stock purchase rights, for $44.50 per share, net to the seller in cash, without interest and less applicable withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by deleting the second and third paragraphs under the caption “United States Antitrust Clearance” on page 33 of the Statement in their entirety and replacing them with the following:

According to the Schedule TO, Roche filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on February 8, 2012. On February 21, 2012, Illumina submitted a responsive Notification and Report Form to the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the waiting period applicable to the purchase of Shares pursuant to the Offer would have expired at 11:59 p.m., Eastern Time, 15 calendar days following Roche’s February 8, 2012 filing of a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. According to the Schedule TO, on February 23, 2012, Roche voluntarily withdrew its Premerger Notification and Report Form and, on February 27, 2012, Roche re-filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC in order to begin a new waiting period under the HSR Act. Before the expiration of the waiting period, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information. According to the Schedule TO, on March 13, 2012, Roche received a Request for Additional Information and Documentary Material (a “Second Request”) from the FTC seeking additional information regarding Roche’s microarray business. The Second Request received by Roche extends the waiting period under the HSR Act until 11:59 p.m., Eastern Time, 10 calendar days after the date Roche certifies substantial compliance with the Second Request, unless otherwise extended by agreement or court order. On March 13, 2012, Illumina also received a Second Request from the FTC seeking additional information.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ILLUMINA, INC.

By:	/s/ Christian G. Cabou
Name:	Christian G. Cabou
Title:	Senior Vice President & General Counsel

Dated: March 15, 2012